UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

Appointment of Directors

On June 29, 2023, the Board of Directors (the “Board”) of Nam Tai Property Inc. (the “Company”) appointed Mr. Junqi Wang and Mr. Yu Bai as directors of the Company, effective immediately. There are no related party transactions between the Company and each of Messrs. Wang or Bai which would require disclosure under Item 404 of Regulation S-K.

Mr. Wang, 45, has served as a senior partner and director of the management committee of DeHeng Shanghai Law Office, a law firm in the People’s Republic of China (“PRC”) since 2009. Additionally, he sits as an arbitrator for the Shanghai Arbitration Commission and the Shanghai International Arbitration Center. Mr. Wang has been appointed as the presiding arbitrator or the sole arbitrator to render awards on various types of commercial disputes, including cross-border trade disputes, equity transfer disputes and investment & finance disputes. Mr. Wang has practiced law for more than twenty years, including in the areas of dispute resolution and corporate governance. Additionally, he has been acknowledged by several international rating agencies including Chambers Global, The Legal 500, Asian Legal Business and Legalband. The Company believes Mr. Wang’s experience in corporate governance and dispute resolution, in addition to his business experience and knowledge regarding the PRC’s public and private sectors, makes him well qualified to serve as a director.

Mr. Bai, 41, has served as a director of comprehensive business consulting at PricewaterhouseCoopers Consultants’ southern region since August 2022. He is responsible for policies related to government and private enterprises, industrial planning, industrial park consultation and evaluation, investment attraction, and corporate finance, among other policy and consulting initiatives. Mr. Bai also serves as an Executive Director of the Shenzhen University Alumni Association and President of the Shenzhen University Alumni Association of the School of Life and Ocean Sciences. From November 2020 to July 2022, Mr. Bai served as the Chief Scientist of Biomedical Industry in Shenzhen for Tian’an Success Investment and Development Group (“TSID Group”). In his role with TSID Group, he also served as the Director of the Science and Technology Innovation Department of Shenzhen Smart Park and the Dean of the Tian’an Success Industrial City Community Research Institute. His previous experience also includes serving as the Executive Deputy General Manager of Shenzhen Ping’an Smart Park Operation Service Co., Ltd. and as an investment consultant at Shenzhen Bolun World Investment Co., Ltd. Mr. Bai has significant experience in life sciences in the PRC and in managing the operations of industrial and life sciences campuses. The Company believes Mr. Bai’s experience in industrial park management and consulting, in addition to his business experience and knowledge, makes him well qualified to serve as a director.

The Board also approved the appointment of Messrs. Wang and Bai to the Public Relations Committee of the Board.

PRC Litigation Updates

Shenzhen Litigation

As previously disclosed in the Company’s filings with the Securities and Exchange Commission, the Company has obtained the corporate seals (more commonly known as chops) and business licenses of all of its subsidiaries in the PRC (the “on-shore subsidiaries”), and subsequently successfully registered its Chief Executive Officer, Yu Chunhua (“Mr. Yu”), as the legal representative (the “Legal Representative”) for certain of its on-shore subsidiaries with the relevant Administrations for Market Regulation. However, it has not been able to register Mr. Yu as the Legal Representative for other of its on-shore subsidiaries.

The Company has been made aware that Greater Sail Limited (“GSL”) has filed a new proceeding against the Company, Nam Tai Group Limited (“NTG”), a wholly owned subsidiary of the Company incorporated in the Cayman Islands, a number of the Company’s on-shore subsidiaries, and Mr. Yu, amongst others, before the Shenzhen Qianhai Cooperation Zone People’s Court, in an attempt to further obstruct the registration of Mr. Yu as the Legal Representative for the Company’s on-shore subsidiaries.

In this proceeding, GSL seeks 1) an order for the defendants to cease “interfering” with the operation and management of the Company’s on-shore subsidiaries; 2) an order for Mr. Yu and Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron”) to restore Wang Jiabiao (“Mr. Wang”) as Zastron’s Legal Representative, executive director, and general manager, and restore Zhang Yu (“Ms. Yu”) as Zastron’s supervisor; 3) an order that the defendants not change or register changes to the management of the Company’s other on-shore subsidiaries; and 4) an order for compensation and costs, which is estimated to be at least CNY$500,000.

Dongguan Litigation

The Company has also been made aware that GSL has filed a proceeding against the Company, NTG, and a number of the Company’s on-shore subsidiaries, including Dongguan Nam Tai Real Estate Development Co., Ltd. (“Dongguan Nam Tai”), before the First People’s Court of Dongguan, similarly seeking to further obstruct the registration of Mr. Yu as the Legal Representative for the Company’s on-shore subsidiaries.

In this proceeding, GSL seeks 1) an order that requires certain of the Company’s on-shore subsidiaries to jointly assist in restoring Mr. Wang as the Legal Representative, executive director, and general manager and Ms. Yu as the supervisor of Dongguan Nam Tai, a wholly owned subsidiary of the Company incorporated in the PRC; 2) an order that the defendants not change or register changes to the management of the Company’s other on-shore subsidiaries; and 3) an order for compensation and costs, which is estimated to be at least CNY$500,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2023

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name: Yu Chunhua
Title: Chief Executive Officer